UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Tidewater Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88642R 10 9

(CUSIP Number)

Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 6, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88642R 10 9

1	NAME OF REPORTING PERSON

Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,616,954 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,616,954 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,616,954 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

IA

_________

(1) Includes 164,889 Shares underlying Warrants.

2

CUSIP NO. 88642R 10 9

1	NAME OF REPORTING PERSON

William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		703 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,616,954 (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER

703 (1)
	10	SHARED DISPOSITIVE POWER

2,616,954 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,617,657 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

HC

_________

(1)       Includes 644 Shares underlying Warrants.

(2)       Includes 164,889 Shares underlying Warrants.

3

CUSIP NO. 88642R 10 9

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The aggregate purchase price of the 32,600 Shares acquired by RC GLF since the Business Combination is approximately $1,146,446, including brokerage commissions. Such Shares were acquired with the working capital of RC GLF.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 6, 2019, Raging Capital delivered a letter to the Chairman of the Board of Directors of the Issuer (the “Board”) providing feedback on the Issuer’s business, operations, strategy, governance and executive compensation. While Raging Capital commended the Issuer for its leading quality, scale and young age of its global fleet and its best-in-industry balance sheet, Raging Capital also expressed a number of concerns that it believes the Board must urgently address so that the Issuer can capitalize on its enormous opportunities. Specifically, Raging Capital noted concerns about the Issuer’s historic reputation as slow moving and bureaucratic, high G&A costs per vessel, inefficiency of the current balance sheet structure, unwieldy board size, the Board’s lack of material ownership of the Issuer and the absence of a clear, incisive and focused short and long-term strategy. Raging Capital urged the Board to honestly evaluate the state-of-affairs at the Issuer and to immediately tackle the challenges faced by the Issuer. The foregoing description of the letter is qualified in its entirety by reference to the letter, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 37,289,713 Shares outstanding as of March 6, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Schedule 14A filed with the Securities and Exchange Commission on March 18, 2019.

As of the close of business on May 3, 2019, each of Raging Capital and William C. Martin may be deemed to beneficially own 2,616,954 Shares, consisting of (i) 2,452,065 Shares held directly by RC GLF, (ii) 65,792 Shares underlying Warrants held directly by Raging Capital Offshore Fund and (iii) 99,097 Shares underlying Warrants held directly by Raging Capital Fund QP, by virtue of their relationships with RC GLF and the Raging Funds discussed in further detail in Item 2 of Schedule 13D, constituting approximately 7.0% of the Shares outstanding.

4

CUSIP NO. 88642R 10 9

As of the close of business on May 3, 2019, William C. Martin may be deemed to beneficially own an additional 59 Shares and 644 Shares underlying Warrants held directly by him, which, together with the 2,452,065 Shares and 164,889 Shares underlying Warrants held directly by RC GLF and the Raging Funds that he may also be deemed to beneficially own, constitute approximately 7.0% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own. Without limiting the foregoing sentence, each of RC GLF and the Raging Funds specifically disclaims beneficial ownership of the securities of the Issuer held by it by virtue of its inability to vote or dispose of such securities as a result of the LPA or IMA, as applicable.

(b)       Raging Capital and William C. Martin may be deemed to share the power to vote and dispose of the Shares held by RC GLF and the Raging Funds.

William C. Martin has the sole power to vote and dispose of the Shares he directly owns.

(c)       Schedule B annexed hereto lists all transactions in the Shares during the past 60 days by the Reporting Persons. All of such transactions were effected in the open market.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Chairman of the Board of Directors of the Issuer, dated May 6, 2019.

5

CUSIP NO. 88642R 10 9

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2019	Raging Capital Management, LLC

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

6

CUSIP NO. 88642R 10 9

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Class of Security	Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

RC GLF 1, LP

Common Stock	(112)	24.3800	04/05/2019
Common Stock	(7,327)	24.2800	04/05/2019
Common Stock	(6,475)	24.2800	04/05/2019
Common Stock	10,090	21.4400	05/02/2019
Common Stock	12,510	21.4400	05/02/2019
Common Stock	13,393	22.0300	05/03/2019
Common Stock	16,607	22.0300	05/03/2019

Raging Capital Offshore Fund, Ltd.

Common Stock	(188)	24.3800	04/05/2019
Common Stock	(5,898)	24.2800	04/05/2019